Exhibit 15.1

The Board of Directors and Shareholders
Allied Capital Corporation and Subsidiaries:

Re:	Registration Statement for Allied Capital Corporation Amended Stock Option Plan to Issue Options to Purchase 13,600,000 Shares of Common Stock

Ladies and Gentlemen:

With respect to the subject registration statement, we acknowledge our awareness of the use therein of our reports dated October 21, 2002, July 22, 2002 (except as to Notes 12 and 13 which are as of August 13, 2002 and July 31, 2002, respectively) and April 22, 2002 (except as to note 12 which is as of June 10, 2002) related to our review of interim financial information.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such reports are not considered part of a registration statement prepared or certified by an accountant, or reports prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG LLP

Washington, D.C.
December 12, 2002